UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
Report of Independent Registered Public Accounting Firm	6
Statements of Net Assets Available for Benefits	7
Statements of Changes in Net Assets Available for Benefits	8

Notes to the Financial Statements	9	-	16

Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at Year End)	17	-	18

Signatures	19

Exhibits
23.1: Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at year end) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 28, 2018

We have served as the auditor of the Plan since 2002.

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Net Assets Available for Benefits

	Dec. 31, 2017	Dec. 31, 2016
Assets
Investments at fair value:
General investments (Note 6)	$383,140,718	$348,971,529
Value of interest in Master Trust (Note 4 and 6)	81,083,715	82,077,030
Total investments	464,224,433	431,048,559

Receivables:
Xcel Energy contributions (Note 3)	8,325,629	8,200,921
Employee contributions (Note 3)	1,451	5,980
Notes receivable from participants (Note 7)	6,238,211	6,173,661
Total receivables	14,565,291	14,380,562

Net assets available for benefits	$478,789,724	$445,429,121

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2017	2016
Contributions:
Xcel Energy	$8,325,629	$8,200,921
Employee	17,793,160	17,888,000
Total contributions	26,118,789	26,088,921

Investment income:
Plan interest in income from Master Trust (Note 4)	16,442,343	13,514,120
Interest and dividends	11,650,845	9,994,004
Net appreciation in fair value of interest in mutual funds, self-directed brokerage accounts, and collective trusts	47,726,481	16,597,671
Total investment income	75,819,669	40,105,795

Interest on notes receivable from participants	270,096	273,325

Benefits paid to participants	(68,513,196)	(52,883,632)
Administrative expenses (Note 1)	(334,755)	(300,565)

Net increase in net assets available for benefits	33,360,603	13,283,844

Net assets available for benefits at beginning of year	445,429,121	432,145,277
Net assets available for benefits at end of year	$478,789,724	$445,429,121

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at year end) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 28, 2018

We have served as the auditor of the Plan since 2002.

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Net Assets Available for Benefits

	Dec. 31, 2017	Dec. 31, 2016
Assets
Investments at fair value:
General investments (Note 6)	$73,570,482	$57,537,908
Value of interest in Master Trust (Note 4 and 6)	45,000,370	44,283,804
Total investments	118,570,852	101,821,712

Receivables:
Xcel Energy contributions (Note 3)	1,866,886	1,855,036
Notes receivable from participants (Note 7)	3,059,615	3,158,700
Total receivables	4,926,501	5,013,736

Net assets available for benefits	$123,497,353	$106,835,448

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2017	2016
Contributions:
Xcel Energy	$1,866,886	$1,855,036
Employee	5,298,135	5,122,658
Total contributions	7,165,021	6,977,694

Investment income:
Plan interest in income from Master Trust (Note 4)	9,115,213	6,854,204
Interest and dividends	1,549,255	1,227,284
Net appreciation in fair value of interest in mutual funds, self-directed brokerage accounts, and collective trusts	8,854,253	3,209,452
Total investment income	19,518,721	11,290,940

Interest on notes receivable from participants	138,583	131,850

Benefits paid to participants	(10,019,335)	(7,450,326)
Administrative expenses (Note 1)	(141,085)	(124,394)

Net increase in net assets available for benefits	16,661,905	10,825,764

Net assets available for benefits at beginning of year	106,835,448	96,009,684
Net assets available for benefits at end of year	$123,497,353	$106,835,448

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLANS

The following includes a brief description of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan), collectively the “Plans.” Participants should refer to their respective Plan Document or Summary Plan Description for more complete information.  The notes to the financial statements generally apply to the Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General – The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy Inc. (Xcel Energy or the Company) the opportunity to contribute to a qualified retirement savings plan.  Each Plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions, as applicable.  The Plans are defined contribution plans and include an employee stock ownership plan.  Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

For the EIP Savings Plan and the BU Savings Plan, Xcel Energy pays the employer match contribution in cash. These investments are being made directly into the funds elected by the participants.

Plan and Trust Management – The plan administrator of each Plan is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of each Plan.  Each Plan’s assets are held by a trustee under a separate trust agreement as adopted or amended by Xcel Energy.  Each Plan’s assets invested in Xcel Energy common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Each Plan values the individual participants’ accounts daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plans.

Transfer of Plan Assets – Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy. In 2017 and 2016, there were no participant assets transferred from (or into) the EIP Savings Plan or the BU Savings Plan.

Eligibility

BU Savings Plan
The BU Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to become a participant of this Plan on or after the date the eligible employee first performs an hour of service for Xcel Energy, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e., employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan
The EIP Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to enroll in the Plan as soon as it is administratively feasible following their date of hire.  Certain former non-bargaining unit employees (i.e., employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Employer Contributions – Each Plan allows participants to contribute a portion of their pre-tax compensation and allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan also allows employee after-tax contributions. The EIP Savings Plan allows Roth 401(k) after-tax contributions.

Vesting – Employee contributions, matching contributions made by Xcel Energy and earnings in each Plan are immediately vested.

Distributions

BU Savings Plan
Benefits are distributed upon retirement, termination of employment, total disability, or death (payable to beneficiary) in the form of a single lump sum or rollover to an IRA or another employer’s qualified plan.

EIP Savings Plan
Benefits are distributed upon retirement, termination of employment, total disability, or death (payable to beneficiary) in the form of a single lump sum or installments, rollover to an IRA or another employer’s qualified plan.

For each of the Plans, if the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as it is administratively possible. All vested account balances remaining in the Plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice.  The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Participant Accounts – For both Plans, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings or losses.  Allocations are based on the number of participant shares that make up participant account balances.

Plan Termination – While Xcel Energy expects to continue the Plans, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans or by the participant.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee and the annual plan recordkeeping fee are paid by the participant.  Loan set-up fees are paid by Xcel Energy under the BU Savings Plan.  Loan set-up fees and annual maintenance fees are paid by the participant under the EIP Savings Plan. In addition, an annual fixed administration fee is charged by Vanguard for both Plans.

Dividends

BU Savings Plan
Dividends earned on the common stock purchased with Xcel Energy contributions are paid quarterly to Plan participants in cash as a taxable distribution.  Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the Xcel Energy Stock Fund held within the Master Trust and are considered taxable income when they are distributed from the Plan.

EIP Savings Plan
Participants can elect to receive their quarterly Xcel Energy common stock dividends in cash as a taxable distribution or to reinvest in the Xcel Energy Stock Fund held within the Master Trust.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plans have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements – The Plans present money market funds and mutual funds (registered investment companies), the Xcel Energy Stock Fund held within the Master Trust, collective trusts, and self-directed brokerage accounts investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value, calculated as $1 per share, and thus are included in the Fair Value hierarchy as Level 1 investments (see note 6).  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

Collective trusts include investments in retirement target date trusts, which have been assigned as Level 2, and are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2017, and 2016, and there are no restrictions on redemption.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the self-directed brokerage accounts, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as deemed distributions based on the terms of the Plan document.

Investments – The Plans’ net asset investments include money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition – The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements

Master Trust Reporting – In February 2017, the Financial Accounting Standards Board (FASB) issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 967), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU No. 2017-06).  The amendments in this update state that for each master trust in which a plan holds an interest, a plan's interest in that master trust and any change in that interest are required to be presented in separate line items in the Statement of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits.  It also removes the requirement to disclose the percentage interest in master trust for plans with divided interest, but requires plans to disclose the dollar amount of their interest by investment type.  This guidance will be effective for fiscal years beginning after Dec. 15, 2018.  The Plan does not expect the adoption of ASU 2017-06 to have a material impact on the Plan’s financial statements.

Classification and Measurement of Financial Instruments – In January 2016, the FASB issued Recognition and Measurement of Financial Assets and Financial Liabilities, Subtopic 825-10 (Accounting Standards Update (ASU) 2016-01), which eliminates the available-for-sale classification for marketable equity securities and also replaces the cost method of accounting for non-marketable equity securities with a model for recognizing impairments and observable price changes. Under the new standard, other than when the consolidation or equity method of accounting is utilized, changes in the fair value of equity securities are to be recognized in earnings. This guidance is effective for interim and annual reporting periods beginning after Dec. 15, 2017. The Plan does not expect the adoption of ASU 2016-01 to have a material impact on the Plan's financial statements.

3.    PLAN FUNDING

Employee Contributions

BU Savings Plan
Employees may elect to contribute up to 20 percent of their annual compensation in pre-tax contributions and up to 8 percent in after-tax contributions.  The combination of pre-tax contributions up to $18,000 in 2017 and 2016, and after-tax contributions cannot exceed 20 percent of their annual compensation.  Employees who are age 50 or older during the Plan year may make additional pre-tax (catch-up) contributions up to $6,000 in 2017 and 2016. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to employees during the subsequent Plan year.

EIP Savings Plan
Employees may elect to make either regular 401(k) pre-tax deferrals, Roth 401(k) after-tax deferrals or a combination of both not to exceed 30 percent of their base pay or $18,000 in 2017 and 2016.  Employees who are age 50 or older during the Plan year, may make additional catch-up contributions (pre-tax and/or Roth) up to $6,000 in 2017 and 2016.  The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to employees during the subsequent Plan year.

The EIP Savings Plan has an automatic enrollment program for newly hired/rehired full-time employees in regular status.  Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire/rehire are automatically enrolled at an initial percentage of base pay (4 percent pre-tax in 2017 and 2016), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date fund for immediate diversification.  Employees who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions

BU Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 100 percent of the first 3 percent, and 50 percent of the next 4 percent of a employee’s pre-tax contribution during the Plan year.  All employees participating in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. The 2017 employer contributions were paid in February 2018. The number of shares of common stock contributed, if applicable, is determined by using Xcel Energy’s average common stock price for the Plan year, and each employee’s annual contribution and compensation eligible for a match as defined in the Plan Document.

EIP Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 50 percent of the first 8 percent of base pay contributed by the employee on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  All employees participating in the Plan are eligible for a matching contribution, regardless of their employment status at year-end.  Matching contributions are allocated after the close of the Plan year, typically during the first quarter. The 2017 employer contributions were paid in February 2018.  The number of shares of common stock contributed, if applicable, is determined by using Xcel Energy’s average common stock price for the Plan year, and each employee’s annual contribution and compensation eligible for a match as defined in the Plan Document.

Investment of Employee and Employer Contributions – Employees may invest their contributions among the various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically.  For the 2017 and 2016 Plan years, Xcel Energy matching contributions made to the BU Savings Plan and the EIP Savings Plan were paid in cash and invested in accordance with the employee’s investment election.

4.    INTEREST IN MASTER TRUST

The value of each Plan’s interest in the Master Trust is based on the beginning of the year value of the interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and each Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The BU Savings Plan’s interest in the Master Trust was approximately 1,672,864 shares, or 18.5 percent, and 1,999,928 shares, or 19.7 percent, at Dec. 31, 2017 and 2016, respectively. The EIP Savings Plan’s interest in the Master Trust was approximately 928,417 shares, or 10.3 percent, and 1,079,040 shares, or 10.7 percent at Dec. 31, 2017 and 2016, respectively. Interest in income from the Master Trust for the BU Savings Plan was 19.1 percent and 20.1 percent, respectively, as of and for the years ended Dec. 31, 2017 and 2016. Interest in income from the Master Trust for the EIP Savings Plan was 10.6 percent and 10.2 percent, respectively, as of and for the years ended Dec. 31, 2017 and 2016. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2017 and 2016 are summarized below:

	2017	2016
Investments at fair value:
Xcel Energy Stock Fund	$437,638,909	$415,588,745

BU Savings Plan value of interest in Master Trust	$81,083,715	$82,077,030

EIP Savings Plan value of interest in Master Trust	$45,000,370	$44,283,804

Master Trust income for the years ended Dec. 31, 2017, and 2016 is as follows:

	2017	2016
Total interest, dividend and other income	$13,569,579	$14,274,470
Realized and unrealized gain in Xcel Energy Stock Fund	72,556,726	52,793,462
Total Master Trust net gain	$86,126,305	$67,067,932

BU Savings Plan interest in income from Master Trust	$16,442,343	$13,514,120

EIP Savings Plan interest in income from Master Trust	$9,115,213	$6,854,204

The BU Savings Plan interest in income from the Master Trust of $16,442,343 includes interest and dividend income of $2,555,464 and appreciation of $13,886,879 for the year ended Dec. 31, 2017. For the year ended Dec. 31, 2016, interest in income from the Master Trust of $13,514,120 includes interest and dividend income of $2,857,681 and appreciation of $10,656,439.

The EIP Savings Plan interest in income from the Master Trust of $9,115,213 includes interest and dividend income of $1,433,304 and appreciation of $7,681,910 for the year ended Dec. 31, 2017. For the year ended Dec. 31, 2016, interest in income from the Master Trust of $6,854,204 includes interest and dividend income of $1,483,113 and appreciation of $5,371,091.

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by letters dated March 24, 2017 and March 13, 2017, respectively, that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. Xcel Energy believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC and the Plans continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the financial statements of the Plans.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 – Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock. The collective trusts are not actively traded on an exchange.

Level 3 – Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plans’ assets that are measured at fair value on a recurring basis:

BU Savings Plan	Dec. 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$225,347,692	$—	$—	$225,347,692
Collective Trusts	—	124,865,717	—	124,865,717
Self-Directed Brokerage Accounts	6,046,846	34,841	—	6,081,687
Money Market Funds	26,845,622	—	—	26,845,622
Plan Interest in Master Trust:
Xcel Energy Stock Fund	81,083,715	—	—	81,083,715
Total	$339,323,875	$124,900,558	$—	$464,224,433

	Dec. 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$268,187,398	$—	$—	$268,187,398
Collective Trusts	—	42,457,296	—	42,457,296
Self-Directed Brokerage Accounts	6,200,825	—	—	6,200,825
Money Market Funds	32,126,010	—	—	32,126,010
Plan Interest in Master Trust:
Xcel Energy Stock Fund	82,077,030	—	—	82,077,030
Total	$388,591,263	$42,457,296	$—	$431,048,559

EIP Savings Plan	Dec. 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$35,403,817	$—	$—	$35,403,817
Collective Trusts	—	33,450,994	—	33,450,994
Self-Directed Brokerage Accounts	310,856	—	—	310,856
Money Market Funds	4,404,815	—	—	4,404,815
Plan Interest in Master Trust:
Xcel Energy Stock Fund	45,000,370	—	—	45,000,370
Total	$85,119,858	$33,450,994	$—	$118,570,852

	Dec. 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual Funds	$41,188,124	$—	$—	$41,188,124
Collective Trusts	—	12,105,842	—	12,105,842
Self-Directed Brokerage Accounts	170,432	—	—	170,432
Money Market Funds	4,073,510	—	—	4,073,510
Plan Interest in Master Trust:
Xcel Energy Stock Fund	44,283,804	—	—	44,283,804
Total	$89,715,870	$12,105,842	$—	$101,821,712

For the years ended Dec. 31, 2017 and 2016, there were no transfers in or out of Levels 1 or 2.

7.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plans allow participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through automatic payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  For the BU Savings Plan, interest rates on outstanding loans at Dec. 31, 2017 range from 4.25 percent to 6.25 percent with maturities ranging from 2018 to 2032.  Interest rates on outstanding loans at Dec. 31, 2016 range from 4.25 percent to 6.25 percent with maturities ranging from 2017 to 2031. For the EIP Savings Plan, interest rates on outstanding loans at Dec. 31, 2017 range from 4.25 percent to 8.25 percent with maturities ranging from 2018 to 2031.  Interest rates on outstanding loans at Dec. 31, 2016 range from 4.25 percent to 8.25 percent with maturities ranging from 2017 to 2031.

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plans’ investments include shares of Xcel Energy common stock.  For the BU Savings Plan, on the Statement of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $602,231 at Dec. 31, 2017, and $679,975 at Dec. 31, 2016.  For the EIP Savings Plan, on the Statement of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $334,230 at Dec. 31, 2017, and $366,874 at Dec. 31, 2016.

The Plans also invest in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plans.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The BU Savings Plan incurred fees for investment management and recordkeeping services of $334,755 for the year ended Dec. 31, 2017, and $300,565 for the year ended Dec. 31, 2016.  The EIP Savings Plan incurred fees for investment management and recordkeeping services of $141,085 for the year ended Dec. 31, 2017, and $124,394 for the year ended Dec. 31, 2016.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2017 and 2016, and for the years ended Dec. 31, 2017 and 2016, as applicable:

BU Savings Plan:

	2017	2016
Net assets available for benefit per the financial statements	$478,789,724	$445,429,121
Deemed distributions of participant loans	(23,742)	(14,156)
Net assets available for benefit per the Form 5500	$478,765,982	$445,414,965

	2017	2016
Increase in net assets available for benefit per the financial statements	$33,360,603	$13,283,844
Deemed distributions activity	(9,586)	(7,321)
Net income per the 5500	$33,351,017	$13,276,523

EIP Savings Plan:

	2017	2016
Net assets available for benefit per the financial statements	$123,497,353	$106,835,448
Deemed distributions of participant loans	(11,910)	(4,580)
Net assets available for benefit per the Form 5500	$123,485,443	$106,830,868

	2017	2016
Increase in net assets available for benefit per the financial statements	$16,661,905	$10,825,764
Deemed distributions activity	(7,330)	—
Net income per the 5500	$16,654,575	$10,825,764

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1
(EIN: 41-0448030) (Plan #005)

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at Year End) as of Dec. 31, 2017

	Identity of Issue	Investment Type	Current Value
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	$94,596,855
*	Plan's Interest in Master Trust	Master Trust	81,083,715
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	52,351,956
*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	39,054,548
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	28,975,914
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	28,822,217
*	Vanguard Federal Money Market Fund	Money Market Fund	26,845,622
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	18,343,676
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	10,818,301
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	9,427,403
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	7,735,641
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	7,329,884
*	Vanguard Emerging Markets Stock Index Fund Admiral Shares	Registered Investment Company	7,327,033
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	6,994,971
*	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	6,312,069
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	6,116,411
*	Self-Directed Brokerage Accounts	Self-Directed Brokerage	6,081,687
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	5,642,352
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	4,432,020
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	4,333,690
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	3,829,687
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	3,333,813
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	2,597,726
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	1,236,716
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	600,408
*	Vanguard Target Retirement 2065 Trust I	Common/Collective Trust	118
	Total Investments		$464,224,433

*	Notes Receivable from Participants, less Deemed Distributions	4.25%-6.25% with maturities ranging from 2018 thru 2032	$6,214,469
*	Party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1
(EIN: 41-0448030) (Plan #006)

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at Year End) as of Dec. 31, 2017

	Identity of Issue	Investment Type	Current Value
*	Plan's interest in Master Trust	Master Trust	$45,000,370
*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	9,951,438
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	8,584,518
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	6,732,345
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	6,351,510
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	6,018,161
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	5,397,523
*	Vanguard Federal Money Market Fund	Money Market Fund	4,404,815
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	3,171,442
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	2,401,202
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	2,131,818
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	2,121,503
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	2,078,682
*	Vanguard Emerging Markets Stock Index Fund Institutional Shares	Registered Investment Company	2,028,969
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	1,918,720
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	1,849,363
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	1,809,884
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	1,696,262
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	1,384,401
*	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	1,099,465
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	807,249
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	736,309
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	314,006
*	Self-Directed Brokerage Accounts	Self-Directed Brokerage	310,856
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	270,041
	Total Investments		$118,570,852

*	Notes Receivable from Participants, less Deemed Distributions	4.25%-8.25% with maturities ranging from 2018 thru 2031	$3,047,705
*	Party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 28, 2018.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND
STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
NON-BARGAINING UNIT EMPLOYEES

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee